MORGAN STANLEY VARIABLE INVESTMENT SERIES

1221 Avenue of the Americas

New York, NY 10020

April 13, 2007

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, DC 20549

Attention:      Ms. Ellen Sazzman, Division of Investment Management

Re:          Morgan Stanley Variable Investment Series
(File Nos. 2-82510 and 811-3692)

Dear Ms. Sazzman:

Thank you for your telephonic comments on March 28, 2007 regarding the registration statement on Form N-1A for Morgan Stanley Variable Investment Series (the “Fund”) filed with the Securities and Exchange Commission on February 15, 2007.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 40 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about April 13, 2007.

GENERAL COMMENTS TO FORM N-1A

Comment 1.          Please file a response letter to these comments via EDGAR, including the “Tandy” provision.

Response 1.  This response letter addressing the Staff’s comments has been filed via EDGAR correspondence, including the “Tandy” provision, separate from the corresponding Post-Effective Amendment.

COMMENTS TO THE PROSPECTUS

(Applicable to All Portfolios)

Comment 2.          Please disclose that the Example does not include the impact of any charges made by the shareholder’s insurance company and, that if it did, the expenses over time reflected in the Example would be higher.

Response 2.  We have added the requested disclosure.

Comment 3.          Please consider revising the disclosure under the “Frequent Purchases and Redemptions” section in light of Rule 22c-2.

Response 3.  We have revised this section given the Portfolios’ ability to request certain contract owner identification and transaction information from insurance companies under Rule 22c-2.

Comment 4.          With respect to Portfolios that utilize derivative instruments as a principal investment strategy, please include the following disclosure:

As an open-end investment company registered with the SEC, the Fund is subject to the federal securities laws including the 1940 Act, related rules, and various SEC and SEC staff positions. In accordance with these positions with respect to certain kinds of derivatives, the Fund must “set aside” (referred to sometimes as “asset segregation”) liquid assets, or engage in other SEC or staff-approved measures, while the derivatives contracts are open. For example, with respect to forwards and futures contracts, that are not contractually required to “cash-settle” the Fund must cover its open positions by setting aside liquid assets equal to the contract’s full notional value.  With respect to forwards and futures, that are contractually required to “cash-settle;” however, the Fund is permitted to set aside liquid assets in an amount equal to the Fund’s daily mark-to-market (net) obligations, if any (i.e., the Fund’s daily net liability, if any), rather than the notional value. By setting aside assets equal to only its net obligations under cash settled forward and futures contracts, the Fund will have the ability to employ leverage to a greater extent than if the Fund were required to segregate assets equal to the full notional value of such contracts. The use of leverage involves certain risks. See [section discussing risks of leverage]. The Fund reserves the right to modify its asset segregation policies in the future to comply with any changes in the positions articulated from time to time by the SEC and its staff.

Response 4.  We have added the disclosure below to the prospectuses, as applicable, regarding “segregating assets” in connection with each Portfolio’s use of derivatives.  We note that there is additional disclosure in the Statement of Additional Information that relates specifically to different types of derivative instruments and related segregation requirements.

Segregation and Additional Information. The Portfolio complies with applicable regulatory requirements when utilizing derivative instruments (such as options, futures, swaps and structured products), including the segregation of cash and/or liquid securities on the books of the Portfolio’s custodian, as mandated by Securities and Exchange Commission (“SEC”)  rules or SEC staff positions. A more complete discussion of derivative instruments and their risks is contained in the Fund’s Statement of Additional Information. The Statement of Additional Information can be obtained by investors free of charge as described on the back cover of this Prospectus.

Comment 5.          In the “Portfolio Management” section of each prospectus, please provide additional specificity with respect to the business experience of portfolio managers listed during the past five years.  In particular, please provide specificity with respect to the job responsibilities of portfolio managers during the time they have been associated with the Fund’s investment adviser (or subadviser, as applicable).

Response 5.  We respectfully acknowledge the comment but believe the disclosure required by Form N-1A is already included.  Supplementally, we note that, in general, portfolio managers described as having “been associated with the investment adviser (and/or subadviser, as applicable) in an investment management capacity” have, during the relevant time periods, served on the management team in various more junior roles, such as analysts, before being considered a portfolio manager responsible for the day to day management of the relevant Portfolio.

Comment 6.          Please confirm that a Portfolio’s securities lending strategy, and the related risks, are discussed.

Response 6.  Disclosure relating to the Portfolios’ securities lending policies, and related risks, is contained in the section of the Statement of Additional Information entitled “Description of the Fund and its Investments and Risks-Investment Strategies and Risks-Loans of Portfolio Securities.”

(Applicable to The S&P500 Index Portfolio)

Comment 7.          Please revise the “Annual Portfolio Operating Expenses” table to reflect both gross and net expenses in the table, instead of reflecting the gross expenses in the footnote only.  Revise the footnote accordingly.

Response 7.  We have revised the table and footnote as requested.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

(Applicable to All Portfolios)

Comment 8.          Under the “Portfolio Manager Compensation Structure” section, please consider adding disclosure to explain with greater specificity the significance given to investment performance in determining compensation amounts relative to the other factors listed.

Response 8.  As disclosed under this section, the amount of discretionary compensation is determined by a number of factors.  Seven such factors are listed in order of relative importance, with investment performance being at the top.  We believe that this disclosure meets the requirements of Form N-1A.

Comment 9.          To the extent proportional voting by insurance companies investing in the Fund’s portfolios is allowed, please add disclosure with respect to the minimal number of votes needed to reach a quorum.  Also disclose that, as a result of proportional voting, the vote of a small number of contract owners could determine the outcome of a proposal subject to shareholder vote.

Response 9.  In response to the comment, we have added the following disclosure under the “Capital Stock and Other Securities” section in the Statement of Additional Information:

Shares of each Portfolio will be voted by the insurance company investing in such Portfolio based on instructions received from the contract holders having a voting interest in the underlying account. Shares for which timely instructions are not received generally will be voted by the insurance company in the same proportion as Shares for which instructions have been timely received. Therefore, as a result of this proportional voting, the vote of a small number of contract holders could determine the outcome of a proposal subject to a shareholder vote.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•                  the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-6810.  Thank you.

Sincerely,

/s/ Eric C. Griffith

Eric C. Griffith